QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IMAGEX, INC.
(Name of Subject Company)

IMAGEX, INC.
(Name of Person(s) Filing Statement)

Common Stock $.01 par value
(Title of Class of Securities)

45244D102
(CUSIP Number of Class of Securities)

Mariam J. Naini
Vice President, General Counsel and Corporate Secretary
ImageX, Inc.
10210 NE Points Dr., Suite 200
Kirkland, WA 98033
(425) 576-6500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Michael E. Morgan
Lane Powell Spears Lubersky LLP
1420 Fifth Avenue, Suite 4100
Seattle, WA 98101
(206) 223-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Schedule 14D-9/A amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 13, 2003 (the "Schedule 14D-9"), relating to the offer by Kinko's Washington, Inc. ("Purchaser"), a Washington corporation and a wholly-owned subsidiary of Kinko's, Inc., a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at a purchase price of $0.512 per share, net to the seller in cash without interest and less any amounts required to be withheld and paid to governmental entities. The terms and conditions of the Offer are described in the Offer to Purchase previously filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

        Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended as follows:

ITEM 9. EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

Exhibit No.	Description
(a)(5)(C)	Joint Press Release issued by Kinko's, Inc. and ImageX, Inc. on March 19, 2003.

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IMAGEX, INC.
/s/ RICHARD P. BEGERT Name: Richard P. Begert Title: President and Chief Executive Officer

Date: March 20, 2003

2

QuickLinks

SIGNATURE